

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2014

Via E-mail
Usec Rho
Senior Counsel and Director
BMO Capital Markets Corporation
3 Times Square
New York, NY 10036

> **Re:** **Vaulted Gold Bullion Trust**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 15, 2014**
> **CIK No. 0001593812**

Dear Mr. Rho:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note your response to comment 5 in our letter dated January 6, 2014, where you state that the trust will not have any directors, officers, or employees. Please provide the disclosure required by Item 401 of Regulation S-K for the employees of Bank of Montreal that will perform policy making functions for the Trust or advise.

2.   We note your response to comment 6. Please include disclosure in your amended filing indicating you have no or nominal assets or liabilities. Additionally, disclose any contingent liabilities and commitments in sufficient detail, if any.

3.   We note your response to comment 8. Please provide us with a copy of the depositary agreement.

4.　　We note your responses to comments 9 and 10 that the interbank spot price is readily available and can be determined from multiple sources. Please explain to us how an investor could locate and determine the interbank spot price.

5.　　If you intend on relying on a reduced/modified reporting obligation, please explain your basis for such reliance.

Prospectus Cover Page

6.　　We note your response to our prior comment 11 and your revised disclosure. Please revise this page to identify BMO Capital Markets Corp. as the sole placement agent, and to explain that BMO Capital Markets Corp. will use reasonable best efforts to arrange for the sale of the receipts. Refer to Item 501(b)(8) of Regulation S-K.

Principal Office, page 6

7.　　We note your response to our prior comment 13 and your revised disclosure. Please revise to include a telephone number.

Risk Factors, page 13

8.　　We note your response to comment 16 and the references to reduction in liquidity. Please clarify the specific liquidity that is being reduced.

Custody of the Gold Bullion, page 35

9.　　We note your response to comment 24 and your revised disclosure. Please clarify how frequently the external auditor will audit the physical storage of the gold at the Mint.

Physical Delivery, page 36

10.　　We note your response to comment 25 and your revised disclosure. Please identify the third-party service carrier and clarify whether the gold that you provide to the carrier will meet the same quality specifications as the gold held by the trust. Also, to the extent the gold bullion is lost or damaged, please clarify if or how investors would be made whole.

Draft Tax Opinion

11.　　Please either have the disclosure under the heading U.S. Federal Income Tax Consequences or here specifically state the tax opinion and attribute it to counsel.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/ corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Anna T. Pinedo, Esq.